December 3, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27602
                                File No.: 70-9659
Gentlemen:


     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 12, 2000, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending September 30, 2002, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2002:

a. The purchase price per share of each sale of Common Stock and the market price per share at the date of the agreement of sale:

     None.

b. The total number of shares of Common Stock issued or issuable under options granted during the quarter under the DRP, Incentive Plan, or any other similar plans subsequently adopted:

     244,507 total shares (235,707 DRP & 8,800 Restricted); 436,290 Employee 401(k) Plan

c. If Common Stock of Progress Energy has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share, and whether the shares are restricted to the acquirer:

     None.

d. The name of the guarantor and the beneficiary of any guaranty entered into under this order during the quarter, and the amount, terms, and purpose of the guaranty:

------------------------------------------------------------------------------------------------------------------
     Guarantor                Beneficiary               Amount        Date                  Purpose
------------------------------------------------------------------------------------------------------------------
Progress Energy     Altamaha Electric Membership          $100,000     7/1/02 transaction specific EEI Agmt.
                    Corp.                                                     (power)
------------------------------------------------------------------------------------------------------------------
Progress Energy     TXU Energy Trading Company LP      $10,000,000     7/1/02 EEI, GISB, ISDA (power, gas &
                                                                              financial trading)
------------------------------------------------------------------------------------------------------------------
Progress Energy     Connectiv Energy Supply, Inc.       $2,000,000     7/8/02 gas trading
------------------------------------------------------------------------------------------------------------------
Progress Energy     J. Aron                            $15,000,000    7/29/02 gas, power & financial trading
------------------------------------------------------------------------------------------------------------------
Progress Energy     Florida Power & Light Co.             $100,000     8/6/02 transmission purchases
------------------------------------------------------------------------------------------------------------------
Progress Energy     DTE Coal Services, Inc.             $1,000,000    8/16/02 coal trading
------------------------------------------------------------------------------------------------------------------
Progress Energy     Virginia Electric and Power Co.       $150,000    8/26/02 transmission purchases
------------------------------------------------------------------------------------------------------------------
Progress Energy     Salomon Smith Barney, Inc.          $5,000,000    8/26/02 Futures Account Agreement
------------------------------------------------------------------------------------------------------------------
Progress Energy     Dominion Energy Marketing, Inc.    $10,000,000    8/27/02 EEI Agreement (power trading)
------------------------------------------------------------------------------------------------------------------
Progress Energy     Virginia Electric and Power Co.     $3,000,000    8/27/02 EEI Agreement (power trading)
------------------------------------------------------------------------------------------------------------------
Progress Energy     Cobb Electric Membership Corp.        $500,000    9/6/02 EEI Agreement (power trading)
------------------------------------------------------------------------------------------------------------------
Progress Energy     Westar Energy, Inc.                   $500,000    9/16/02 EEI Agreement (power trading)
------------------------------------------------------------------------------------------------------------------
Progress Energy     Peabody COALTRADE, Inc.            $10,000,000    9/18/02 Coal trading
------------------------------------------------------------------------------------------------------------------
Progress Energy     Duke Power, a division of Duke      $7,500,000    9/18/02 EEI, Rowan #3 PSA
                    Energy
------------------------------------------------------------------------------------------------------------------


e. The amount and terms of any Short-term Debt, Debentures, or Preferred Securities issued directly or indirectly by Progress Energy during the quarter:

Progress Energy, Inc.'s commercial paper balance at 9/30/02 was $513,382,000. Progress Energy issued $3,283,400,000 in commercial paper from 7/01/02 through 9/30/02 at a weighted average yield of 2.08% under a $1 billion revolving credit facility.

Progress Energy, Inc. borrowed $175,000,000 during the third (3rd) quarter under an uncommitted bank facility with JPMorgan Chase at a weighted average yield of 2.26%. The balance at 9/30/02 was $50,000,000.

f. The amount and terms of any Short-term Debt issued by CP&L or NCNG and any of the long-term debt securities or trust preferred securities issued by NCNG during the quarter:

Carolina Power & Light Company
------------------------------
Carolina Power & Light Company's ("CP&L") commercial paper balance at 9/30/02 was $252,285,000. CP&L issued $1,055,000,000 in commercial paper from 7/01/02 through 9/30/02 at a weighted average yield of 2.07% under a $570 million revolving credit facility.

North Carolina Natural Gas
--------------------------
None.


g. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter, and the range of interest rates on Money Pool borrowings and loans:


---------------------------------------------------------------------------------
Non-utility Money Pool:  Maximum Outstanding Balances - Quarter-ending -  9/30/02
---------------------------------------------------------------------------------
                                 Loans to the MP          Borrowings from the MP
---------------------------------------------------------------------------------
Progress Energy                  $642,942,955.71
---------------------------------------------------------------------------------
Progress Energy Ventures                                         $111,311,531.62
---------------------------------------------------------------------------------
Progress Energy Services                                         $250,340,200.52
---------------------------------------------------------------------------------
Progress Capital Holdings                                        $184,843,497.30
---------------------------------------------------------------------------------
Progress Fuels                                                   $176,144,899.63
---------------------------------------------------------------------------------
SRS                                $6,336,970.23
---------------------------------------------------------------------------------

The range of interest rates on these borrowings was 2.22% to 2.32%.

---------------------------------------------------------------------------------
Utility Money Pool:  Maximum Outstanding Balances - Quarter-ending -  9/30/02
---------------------------------------------------------------------------------
                                 Loans to the MP         Borrowings from the MP
---------------------------------------------------------------------------------
Progress Energy                   $26,502,591.04
---------------------------------------------------------------------------------
Carolina Power & Light           $138,477,517.24                  $29,123,693.40
---------------------------------------------------------------------------------
Florida Power Corporation         $25,536,600.70                 $146,842,636.93
---------------------------------------------------------------------------------
North Carolina Natural Gas        $16,221,120.81                   $2,062,945.39
---------------------------------------------------------------------------------

The range of interest rates on these borrowings was 2.06% to 2.26%.

h. The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52 under the
     Act:

     None.

i. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

--------------------------------------------------------------------------------------------------------------------
  Trade Date     Description     Type      Cash Flow/    Counterparty    Notional $  Effective Date   Termination
                                           Fair Value                   x 1,000,000                       Date
--------------------------------------------------------------------------------------------------------------------
     07/15/2002 Extend 05     T-Lock      CF             Merrill Lynch      $  50.00                     07/31/2002
--------------------------------------------------------------------------------------------------------------------
     07/15/2002 Extend 06     T-Lock      CF             Merrill Lynch      $  50.00                     07/31/2002
--------------------------------------------------------------------------------------------------------------------
     07/22/2002 Extend 01     T-Lock      CF             Merrill Lynch      $ 100.00                     07/31/2002
--------------------------------------------------------------------------------------------------------------------
     07/22/2002 Extend 02     T-Lock      CF             Merrill Lynch      $  50.00                     07/31/2002
--------------------------------------------------------------------------------------------------------------------
     07/22/2002 Extend 03     T-Lock      CF             Merrill Lynch      $  50.00                     07/31/2002
--------------------------------------------------------------------------------------------------------------------
     07/22/2002 Extend 04     T-Lock      CF             Merrill Lynch      $  50.00                     07/31/2002
--------------------------------------------------------------------------------------------------------------------
     07/25/2002 Terminate 07  T-Lock      CF             Merrill Lynch      $  50.00      07/26/2002     07/26/2002
--------------------------------------------------------------------------------------------------------------------
     07/25/2002 Terminate 08  T-Lock      CF             Merrill Lynch      $  50.00      07/26/2002     07/26/2002
--------------------------------------------------------------------------------------------------------------------
     07/25/2002 Terminate 09  T-Lock      CF             Merrill Lynch      $ 100.00      07/26/2002     07/26/2002
--------------------------------------------------------------------------------------------------------------------
     07/25/2002 Terminate 10  T-Lock      CF             Merrill Lynch      $  50.00      07/26/2002     07/26/2002
--------------------------------------------------------------------------------------------------------------------
     07/25/2002 Terminate 11  T-Lock      CF             Merrill Lynch      $  50.00      07/26/2002     07/26/2002
--------------------------------------------------------------------------------------------------------------------
     07/25/2002 Terminate 12  T-Lock      CF             Merrill Lynch      $  50.00      07/26/2002     07/26/2002
--------------------------------------------------------------------------------------------------------------------
     08/07/2002 Swap to Float Swap        FV               JPMorgan         $ 200.00      07/15/2002     03/01/2006
--------------------------------------------------------------------------------------------------------------------
     08/07/2002 Swap to Float Swap        FV            Bank of America     $ 200.00      07/15/2002     03/01/2006
--------------------------------------------------------------------------------------------------------------------
     08/20/2002 Swap to Float Swap        FV                Salomon         $ 200.00      08/01/2002     03/01/2006
--------------------------------------------------------------------------------------------------------------------
     08/20/2002 Swap to Float Swap        FV                Goldman         $ 200.00      08/01/2002     03/01/2006
--------------------------------------------------------------------------------------------------------------------

j.   The amount of the market-to-book ratio of the Common Stock:

     Progress Energy Common Stock Data as of September 30, 2002:
     Total Common Stock Equity                                       $  6,232.9
     (in millions)
     Market-to-book ratio                                                  1.42

k. The name, parent company, and amount invested in any Intermediate or Holding Company or Financing Subsidiary during the quarter:

                                                                      (Millions)

     Progress Real Estate Holdings, Inc. (1)                        $0.0 million

     Equity contribution from Progress Energy to Florida Progress
     Florida Progress to Progress Capital Holdings
     Progress Capital Holdings to Progress Telecom                  $7.3 million


     Equity contribution from Progress Energy to Florida Progress
     Florida Progress to Progress Capital Holdings
     Progress Capital Holdings to Progress Fuels Corporation        $0.0 million


     Equity contribution from Progress Energy to PV Holdings, Inc.
     PV Holdings, Inc. to Progress Ventures, Inc.                  $46.5 million


l. A description of and the amount invested in any Energy-Related Assets (or in the securities of any company substantially all of whose assets consist of Energy-Related Assets) during the quarter:

     None.

m. A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing.

     Florida Power Corporation                   September 3, 2002
     Progress Capital Holdings, Inc.             September 3, 2002
     Carolina Power & Light Company              August 9, 2002

n. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter:

Progress Energy, Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands except share data)                                               September 30       December 31,
Assets                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------
Utility Plant
  Electric utility plant in service                                         $  19,764,622     $    19,176,021
  Gas utility plant in service                                                    540,693             491,903
  Accumulated depreciation                                                    (10,522,018)        (10,096,412)
---------------------------------------------------------------------------------------------------------------

--------
1 Progress Real Estate Holdings, Inc., a first tier subsidiary of Progress Energy, Inc., was formed as an intermediate holding company on September 27, 2002.

                                       4

        Utility plant in service, net                                           9,783,297           9,571,512
  Held for future use                                                              15,027              15,380
  Construction work in progress                                                   806,922           1,065,154
  Nuclear fuel, net of amortization                                               215,493             262,869
---------------------------------------------------------------------------------------------------------------
        Total Utility Plant, Net                                               10,820,739          10,914,915
---------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                        58,940              54,419
  Accounts receivable                                                             794,659             723,807
  Unbilled accounts receivable                                                    231,393             199,593
  Taxes receivable                                                                      -              32,325
  Inventory                                                                       918,297             893,971
  Deferred fuel cost                                                              183,942             146,652
  Prepayments                                                                      62,740              49,056
  Other current assets                                                            190,358             224,409
---------------------------------------------------------------------------------------------------------------
        Total Current Assets                                                    2,440,329           2,324,232
---------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                               403,168             448,631
  Nuclear decommissioning trust funds                                             790,858             822,821
  Diversified business property, net                                            1,768,477           1,073,046
  Miscellaneous other property and investments                                    515,613             464,589
  Goodwill, net                                                                 3,785,073           3,690,210
  Prepaid pension costs                                                           503,357             489,600
  Restricted cash                                                                  73,821                   -
  Other assets and deferred debits                                                479,321             513,099
---------------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                                  8,319,688           7,501,996
---------------------------------------------------------------------------------------------------------------
           Total Assets                                                     $  21,580,756     $    20,741,143
---------------------------------------------------------------------------------------------------------------

Capitalization and Liabilities
---------------------------------------------------------------------------------------------------------------
Capitalization
  Common stock (without par value, 500,000,000 shares authorized,
  221,933,138 and 218,725,352 shares issued and outstanding, respectively) $    4,278,913     $     4,107,493
  Unearned ESOP common stock                                                     (101,560)           (114,385)
  Accumulated other comprehensive loss                                            (39,102)            (32,180)
  Retained earnings                                                             2,094,639           2,042,605
---------------------------------------------------------------------------------------------------------------
        Total common stock equity                                               6,232,890           6,003,533
  Preferred stock of subsidiaries-not subject to mandatory redemption              92,831              92,831
  Long-term debt, net                                                           9,735,025           8,618,960
---------------------------------------------------------------------------------------------------------------
           Total Capitalization                                                16,060,746          14,715,324
---------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                               375,202             688,052
  Accounts payable                                                                657,572             725,977
  Taxes accrued                                                                   123,645                   -
  Interest accrued                                                                153,903             212,387
  Dividends declared                                                              120,001             117,857
  Short-term obligations                                                        1,060,267             942,314
  Customer deposits                                                               159,920             154,343
  Other current liabilities                                                       391,470             419,398
---------------------------------------------------------------------------------------------------------------
        Total Current Liabilities                                               3,041,980           3,260,328
---------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                             1,157,446           1,434,506
  Accumulated deferred investment tax credits                                     211,446             226,382
  Regulatory liabilities                                                          292,544             287,239
  Other liabilities and deferred credits                                          816,594             817,364
---------------------------------------------------------------------------------------------------------------
        Total Deferred Credits and Other Liabilities                            2,478,030           2,765,491
---------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
---------------------------------------------------------------------------------------------------------------
           Total Capitalization and Liabilities                            $   21,580,756     $    20,741,143
---------------------------------------------------------------------------------------------------------------


Carolina Power & Light Company
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)                                                                 September 30,      December 31,
Assets                                                                              2002               2001
-------------------------------------------------------------------------------------------------------------
Utility Plant
  Electric utility plant in service                                       $    12,390,340        $ 12,024,291
  Accumulated depreciation                                                    (6,272,139)          (5,952,206)
-------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                           6,118,201           6,072,085
  Held for future use                                                               7,105               7,105
  Construction work in progress                                                   463,408             711,129

                                       5

  Nuclear fuel, net of amortization                                               169,806             200,332
-------------------------------------------------------------------------------------------------------------
        Total Utility Plant, Net                                                6,758,520           6,990,651
-------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                        13,911              21,250
  Accounts receivable                                                             331,214             302,781
  Unbilled accounts receivable                                                    145,047             136,514
  Receivables from affiliated companies                                            75,314              26,182
  Notes receivable from affiliated companies                                       67,722                 998
  Taxes receivable                                                                      -              17,543
  Inventory                                                                       351,520             372,725
  Deferred fuel cost                                                              154,101             131,505
  Prepayments                                                                      21,170              11,863
  Other current assets                                                             68,956              66,193
-------------------------------------------------------------------------------------------------------------
        Total Current Assets                                                    1,228,955           1,087,554
-------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                               260,651             277,550
  Nuclear decommissioning trust funds                                             413,620             416,721
  Diversified business property, net                                                8,437             111,802
  Miscellaneous other property and investments                                    238,647             239,034
  Other assets and deferred debits                                                 97,253             135,373
-------------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                                  1,018,608           1,180,480
-------------------------------------------------------------------------------------------------------------
           Total Assets                                                   $     9,006,083     $     9,258,685
-------------------------------------------------------------------------------------------------------------

Capitalization and Liabilities
-------------------------------------------------------------------------------------------------------------
Capitalization
  Common stock                                                            $     1,926,999     $     1,904,246
  Unearned ESOP common stock                                                     (101,560)           (114,385)
  Retained earnings                                                             1,320,829           1,312,641
  Accumulated other comprehensive loss                                             (9,574)             (7,046)
-------------------------------------------------------------------------------------------------------------
        Total common stock equity                                               3,136,694           3,095,456
  Preferred stock - not subject to mandatory redemption                            59,334              59,334
  Long-term debt, net                                                           3,047,857           2,698,318
-------------------------------------------------------------------------------------------------------------
           Total Capitalization                                                 6,243,885           5,853,108
-------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                               100,000             600,000
  Accounts payable                                                                230,292             300,829
  Payables to affiliated companies                                                120,998             106,114
  Notes payable affiliated companies                                                    -              47,913
  Taxes accrued                                                                    91,265                   -
  Interest accrued                                                                 48,584              61,124
  Short-term obligations                                                          252,285             260,535
  Other current liabilities                                                       165,016             208,645
-------------------------------------------------------------------------------------------------------------
        Total Current Liabilities                                               1,008,440           1,585,160
-------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                             1,238,114           1,316,823
  Accumulated deferred investment tax credits                                     161,017             170,302
  Regulatory liabilities                                                            7,774               7,494
  Other liabilities and deferred credits                                          346,853             325,798
-------------------------------------------------------------------------------------------------------------
        Total Deferred Credits and Other Liabilities                            1,753,758           1,820,417
-------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
-------------------------------------------------------------------------------------------------------------
         Total Capitalization and Liabilities                             $     9,006,083    $     9,258,685
-------------------------------------------------------------------------------------------------------------


North Carolina Natural Gas Company
Consolidated Balance Sheets
(Unaudited)                                                                    September 30       December 31,
(In thousands)                                                                   2002                 2001
----------------------------------------------------------------------------------------------------------------

                                 ASSETS
Utility Plant
  Gas utility plant in service                                           $        540,693     $       491,903
  Accumulated depreciation                                                       (174,046)           (159,897)
----------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                             366,647             332,006
  Construction work in progress                                                    27,241              61,142
----------------------------------------------------------------------------------------------------------------
       Total Utility Plant, Net                                                   393,888             393,148
----------------------------------------------------------------------------------------------------------------


                                       6

Current Assets
  Cash and cash equivalents                                                            71                 711
  Accounts receivable                                                              21,059              30,563
  Accounts receivable - affiliate                                                   7,059              53,151
  Intercompany current notes receivable                                             5,106                   -
  Inventory                                                                        19,456              22,329
  Prepayments                                                                         106                 130
  Deferred tax asset                                                                    -               1,178
  Other current assets                                                              6,097              11,495
--------------------------------------------------------------------------------------------------------------

         Total Current Assets                                                      58,954             119,557
--------------------------------------------------------------------------------------------------------------

Deferred Debits and Other Assets
  Regulatory Assets                                                                 1,009               1,150
  Diversified business property, net                                                  928                 923
  Miscellaneous other property and investments                                      5,902               5,763
  Goodwill, net                                                                   169,299             221,593
  Other assets and deferred debits                                                  1,394               1,343
--------------------------------------------------------------------------------------------------------------

         Total Deferred Debits and Other Assets                                   178,532             230,772
--------------------------------------------------------------------------------------------------------------

         Total Assets                                                  $          631,374     $       743,477
--------------------------------------------------------------------------------------------------------------

                     CAPITALIZATION AND LIABILITIES
Capitalization
  Common stock equity                                                  $          417,638     $       417,617
  Retained earnings                                                               (41,864)              8,717
  Long-term debt, net                                                             150,000             150,000
--------------------------------------------------------------------------------------------------------------

         Total Capitalization                                                     525,774             576,334
--------------------------------------------------------------------------------------------------------------

Current Liabilities
  Accounts payable                                                                 24,919              26,357
  Accounts payable - associated companies                                          19,334              33,217
  Intercompany current notes payable                                                    -              51,694
  Taxes accrued                                                                       654                 703
  Interest accrued                                                                    743                 656
  Other current liabilities                                                        21,162              17,578
--------------------------------------------------------------------------------------------------------------

         Total Current Liabilities                                                 66,812             130,205
--------------------------------------------------------------------------------------------------------------

Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                26,877              26,581
  Accumulated deferred investment tax credits                                       1,548               1,693
  Other liabilities and deferred credits                                           10,363               8,664
--------------------------------------------------------------------------------------------------------------

         Total Deferred Credits and Other Liabilities                              38,788              36,938
--------------------------------------------------------------------------------------------------------------

         Total Capitalization and Liabilities                          $          631,374     $       743,477
--------------------------------------------------------------------------------------------------------------

o. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and each Utility Subsidiary:

---------------------------------------------------------------------------------------------------------------------------
Capital Structure as of September 30, 2002
(In Millions)
---------------------------------------------------------------------------------------------------------------------------
                                             Progress Energy            CP&L           Florida Power           NCNG
---------------------------------------------------------------------------------------------------------------------------
Common stock equity                          $ 6,232.9    35.6%  $ 3,136.7     47.6%  $2,036.7    53.9%  $ 375.8     71.5%
---------------------------------------------------------------------------------------------------------------------------
Preferred securities                              92.8     0.5%       59.3      0.9%      33.5     0.9%      0.0      0.0%
---------------------------------------------------------------------------------------------------------------------------
Long-term debt (1)                            10,110.2    57.8%    3,147.9     47.7%   1,466.2    38.8%    150.0     28.5%
---------------------------------------------------------------------------------------------------------------------------
Short-term obligations                         1,060.0     6.1%      252.3      3.8%     244.6     6.4%      0.0      0.0%
---------------------------------------------------------------------------------------------------------------------------
Total                                        $17,495.9   100.0%  $ 6,596.2    100.0%  $3,781.0   100.0%  $ 525.8    100.0%
---------------------------------------------------------------------------------------------------------------------------

(1) Includes current portion of long-term debt
(2) Includes short-term debt that has been reclassified to long-term for financial reporting purposes.

p. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account; and the resulting capital account balances at the end of the quarter:

Progress Energy, Inc.                             Consolidated Retained Earnings
Balance 06/30/02                                                       2,061,224
Current earnings                                                         122,619
Current earnings from exempt projects                                     29,315
Common dividends                                                       (118,519)
Balance 09/30/02                                                       2,094,639

CP&L                                              Consolidated Retained Earnings
Balance 06/30/02                                                       1,336,831
Current earnings                                                          94,139
Dividend of cash to parent                                             (109,400)
Preferred dividends                                                        (741)
                                                                     -----------
Balance 09/30/02                                                       1,320,829

Florida Progress                                  Consolidated Retained Earnings
Balance 06/30/02                                                         672,735
Current earnings                                                        (51,553)
Preferred dividends                                                        (348)
Dividend of cash to parent                                              (93,586)
                                                                     -----------
Balance 09/30/02                                                         527,248

Florida Power                                        Retained Earnings
Balance 06/30/02                                                         925,284
Current earnings                                                         124,152
Dividend of cash to parent                                              (93,586)
Preferred dividends                                                        (378)
                                                                     -----------
Balance 09/30/02                                                         955,472

NCNG                                                 Retained Earnings
Balance 06/30/02                                                        (36,592)
Current earnings                                                         (5,272)
                                                                     -----------
Balance 09/30/02                                                        (41,864)


q. A computation in accordance with rule 53(a) under the Act setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority:

     On September 30, 2002, Progress Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs was approximately $1.05 billion, or about 50.6% of Progress Energy's consolidated retained earnings, also as defined in Rule 53(a)(1) for the four quarters ended September 30, 2002 ($2.1 billion).

r. A statement of aggregate investment in Exempt Projects ("exempt wholesale generators" or "EWGs" and foreign utility companies ("FUCOs") as a percentage of total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter:

--------------------------------------------------------------------------------
                                      September 30, 2002
                                        (in thousands)       Percentage
--------------------------------------------------------------------------------
Total capitalization                       16,060.7             6.5%
--------------------------------------------------------------------------------
Net utility plant                          10,820.7             9.7%
--------------------------------------------------------------------------------
Total consolidated assets                  21,580.8             4.8%
--------------------------------------------------------------------------------
(2) Common equity market value               9,070.4           11.5%
--------------------------------------------------------------------------------

(1) The above percentages assume an aggregate investment in EWGs of $1,045.4 million
(2) Market value of common equity assumes the following:
        Total common shares at 9/30/02 =             221,933,138
        Closing share price at 9/30/02 =                   40.87
                                           ----------------------
        Total market value =                      $9,070,407,350

s. The following Progress Energy, Inc. tax benefit allocation information is being provided as a supplement to this quarterly Rule 24 Certificate for the quarterly period in which Progress Energy, Inc.'s consolidated federal income tax return has been filed:
     (1) Calculation of the portion of Progress Energy's loss attributable to interest expense on Acquisition Debt; and
     (2) Actual allocation of income taxes to each of the members of the consolidated group.

Progress Energy, Inc.'s Interest Deductible Attributable to its Acquisition Indebtedness                  a        228,087,273
                                                                                                          --------------------
Sum of all Progress Energy, Inc.'s Deductions                                                             b        271,331,854

Percent of Acquisition Interest to Total Deductions                                                       a / b         84.06%
Progress Energy, Inc. Tax Benefit before Allocation                                                               (94,966,149)

Progress Energy, Inc. Tax Benefit Allocated (not from acquisition interest)                                       (15,135,603)
Progress Energy, Inc. Tax Benefit Retained (related to acquisition interest)                                      (79,830,546)
                                                                                                                  ------------
Total                                                                                                             (94,966,149)



                                                                                                                 B          A+B
                                                                              A                               PE, Inc.'s  PE, Inc.'s
                                                                          Projected                             Tax         Tax
                                                                         Consolidated              Percent   Allocation   Benefit
                                                                        Form 1120 Tax              of Total    of Tax      after
                                Taxable Inc.                               Expense       Positive  Profit      Benefit   allocation
                                  Per 1120    Tax Expense                 (Benefit)    Company Tax Company      Not     of interest
                                  (line 30)    (Benefit)    Projected       before       Expense   Tax       Related to     from
COMPANY                              (A)        at 35%       Credits      allocation               Expense  Acquisition  Acquisition
                                                                                                               Debt         Debt
Progress Energy, Inc.
(PE, Inc.)                      (271,331,854) (94,966,149)               (94,966,149)            0   0.000% 15,135,603  (79,830,546)

 Eliminations                               -            0                          0            0   0.000%          0             0

 CP&L                             982,716,217  343,950,676      (6,199)   343,944,477  343,944,477  60.059% (9,090,224)  334,854,253

 Carofinancial                      8,523,600    2,983,260                  2,983,260    2,983,260   0.521%   (78,846)     2,904,414

 Carofund                            (45,994)     (16,098)                   (16,098)            0   0.000%          0      (16,098)

 Capitan                                (248)         (87)                       (87)            0   0.000%          0          (87)

 Caronet                          (5,809,335)  (2,033,267)                (2,033,267)            0   0.000%          0   (2,033,267)
------------------------------------------------------------------------------------------------------------------------------------

 Total CP&L Group                 985,384,240  344,884,484      (6,199)   344,878,285  346,927,737  60.579% (9,169,070)  335,709,215
------------------------------------------------------------------------------------------------------------------------------------

 SRS                              (8,398,519)  (2,939,482)                (2,939,482)            0   0.000%          0   (2,939,482)

 ACT                                        -            0                          0            0   0.000%          0             0

 Spectrum                            (84,745)     (29,661)                   (29,661)            0   0.000%          0      (29,661)
------------------------------------------------------------------------------------------------------------------------------------

 Total SRS Group                  (8,483,264)  (2,969,142)                (2,969,142)            0   0.000%          0   (2,969,142)
------------------------------------------------------------------------------------------------------------------------------------

 Energy Ventures                 (70,898,152) (24,814,353) (54,684,504)  (79,498,857)            0   0.000%          0  (79,498,857)

 NCNG                               9,225,243    3,228,835                  3,228,835    3,228,835   0.564%   (85,336)     3,143,499

 Cape Fear                              6,002        2,101                      2,101        2,101   0.000%       (56)         2,045

 Pine Needle                          190,798       66,779                     66,779       66,779   0.012%    (1,765)        65,014

 Cardinal Pipeline                    178,714       62,550                     62,550       62,550   0.011%    (1,653)        60,897

 NCNG Energy                                -            0                          0            0   0.000%          0             0
------------------------------------------------------------------------------------------------------------------------------------

 Total NCNG Group                   9,600,757    3,360,265                  3,360,265    3,360,265   0.587%   (88,810)     3,271,455
------------------------------------------------------------------------------------------------------------------------------------

 Monroe Power                       4,188,493    1,465,973                  1,465,973    1,465,973   0.256%   (38,745)     1,427,228

 Progress Energy Service Co.       27,479,495    9,617,823                  9,617,823    9,617,823   1.679%  (254,193)     9,363,631

 Florida Power Corp         FPC   568,074,400  198,826,040    (489,725)   198,336,315  198,336,315  34.633% (5,241,897)  193,094,418

 Florida Progress Corp      PRG  (17,664,443)  (6,182,555)                (6,182,555)            0   0.000%          0   (6,182,555)

 FPC Del                    FDL       (7,401)      (2,590)                    (2,590)            0   0.000%          0       (2,590)

    Elmwood Marine Services ELE     4,205,355    1,471,874                  1,471,874    1,471,874   0.257%   (38,901)     1,432,974
    Elmwood Marine Services - MRT           0            0                          0            0   0.000%          0             0
------------------------------------------------------------------------------------------------------------------------------------
 Elmwood Marine Services
Consolidated                        4,205,355    1,471,874                  1,471,874    1,471,874   0.257%   (38,901)     1,432,974
 Conlease             Boat  CONL     (34,024)     (11,908)                   (11,908)            0   0.000%          0      (11,908)
    METCO                                   0            0                          0            0   0.000%          0             0
    MEMCO Barge Line  Boat  MEM   (9,848,437)  (3,446,953)                (3,446,953)            0   0.000%          0   (3,446,953)
------------------------------------------------------------------------------------------------------------------------------------
 MEMCO Consolidated               (9,848,437)  (3,446,953)                (3,446,953)            0   0.000%          0   (3,446,953)
------------------------------------------------------------------------------------------------------------------------------------
 Marine Group                     (5,677,106)  (1,986,987)                (1,986,987)    1,471,874   0.257%   (38,901)   (2,025,888)
------------------------------------------------------------------------------------------------------------------------------------
 Progress Capital
   Holdings           PCH   PCH  (20,375,247)  (7,131,336)                (7,131,336)            0   0.000%          0   (7,131,336)
 PIH Inc.  (LIH
   Invest.'s)         PCH   PIH   (1,022,530)    (357,886)                  (357,886)            0   0.000%          0     (357,886)
 PIH Credit 1         PCH   PIH     (305,821)    (107,037)                  (107,037)            0   0.000%          0     (107,037)
 PIH Credit 2         PCH   PIH     (503,802)    (176,331)                  (176,331)            0   0.000%          0     (176,331)
 PIH Credit 3         PCH   PIH     (311,208)    (108,923)                  (108,923)            0   0.000%          0     (108,923)
 PIH Credit 4         PCH   PIH     (185,369)     (64,879)                   (64,879)            0   0.000%          0      (64,879)
 PIH Credit 5         PCH   PIH     (431,972)    (151,190)                  (151,190)            0   0.000%          0     (151,190)
 PIH Credit 6         PCH   PIH     (446,538)    (156,288)                  (156,288)            0   0.000%          0     (156,288)
 PIH Credit 7         PCH   PIH     (271,797)     (95,129)                   (95,129)            0   0.000%          0      (95,129)
 Progress Energy
   Corp.              PCH   PEC     (544,302)    (190,506)                  (190,506)            0   0.000%          0     (190,506)
  P.E.C. Ft. Drum     PCH   PEC       311,096      108,884                    108,884      108,884   0.019%    (2,878)       106,006
 Progress Holdings
(Cadence)             PCH   PHI             0            0                          0            0   0.000%          0             0
 Progress-Centrus,    PCH   PCI             0            0                          0            0   0.000%          0             0
Inc.
Progress
Telecommunications    PCH   PTC  (34,406,063) (12,042,122)               (12,042,122)            0   0.000%          0  (12,042,122)
Progress Power
Marketing             PCH   PPM      (31,819)     (11,137)                   (11,137)            0   0.000%          0      (11,137)
 Progress Provisional
Holdings (D.C.)       PCH   PPH      (83,785)     (29,325)                   (29,325)            0   0.000%          0      (29,325)
 Florida Progress
Funding                              (25,129)      (8,795)                    (8,795)            0   0.000%          0       (8,795)
------------------------------------------------------------------------------------------------------------------------------------
 Progress Capital Holdings       (58,634,286) (20,522,000)            0  (20,522,000)      108,884   0.019%    (2,878)  (20,524,878)
------------------------------------------------------------------------------------------------------------------------------------
 Awayland Coal
   Company            Mine  ACC   (9,630,271)  (3,370,595)                (3,370,595)            0   0.000%          0   (3,370,595)
 Homeland Coal
   Company            Mine  HCC   (9,922,791)  (3,472,977)                (3,472,977)            0   0.000%          0   (3,472,977)
 Kentucky May Coal    Mine  KMC  (16,754,425)  (5,864,049)                (5,864,049)            0   0.000%          0   (5,864,049)
 Cincinnati Bulk
   Terminals          Mine  CBT     2,684,018      939,406                    939,406      939,406   0.164%   (24,828)       914,578
 Ceredo Liquid
   Terminal Inc.      Mine  CLT     8,202,963    2,871,037                  2,871,037    2,871,037   0.501%   (75,880)     2,795,157
 Diamond May
   Coal Company       Mine  DMC     2,753,955      963,884                    963,884      963,884   0.168%   (25,475)       938,409
 Diamond May
   Mining Company     Mine  DMM     (883,306)    (309,157)                  (309,157)            0   0.000%          0     (309,157)

 Electric Fuels
   Corp               Mine  EFE  (97,853,061) (34,248,571) (52,085,856)  (86,334,427)            0   0.000%          0  (86,334,427)
 Kanawha River              KRT
Terminals             Mine       (41,000,330) (14,350,116) (30,237,226)  (44,587,342)            0   0.000%          0  (44,587,342)

 Kentucky May
   Mining             Mine  KMM       497,483      174,119                    174,119      174,119   0.030%    (4,602)       169,517
 Little Black Mtn
   Coal Reserves      Mine  LCR       115,667       40,483                     40,483       40,483   0.007%    (1,070)        39,413
 Little Black Mtn
   Land Company       Mine  LLC       993,736      347,808                    347,808      347,808   0.061%    (9,192)       338,615
 Mesa Hydro-Carbon    Mine  MHI     8,513,560    2,979,746     (17,633)     2,962,113    2,962,113   0.517%   (78,287)     2,883,826
 PMCC, Inc.           Mine  PMCC     (50,981)     (17,843)                   (17,843)            0   0.000%          0      (17,843)
Murphy Land Coal
   Company            Mine  MLC       279,094       97,683                     97,683       97,683   0.017%    (2,582)        95,101
 Progress Land        Mine  PLC       313,622      109,768                    109,768      109,768   0.019%    (2,901)       106,867
Progress Materials    Mine  PMI       596,364      208,727                    208,727      208,727   0.036%    (5,517)       203,211
 Progress Synfuel
   Holdings, Inc.     Mine  PSH   (1,192,384)    (417,334)   (1,036,549)  (1,453,883)            0   0.000%          0   (1,453,883)
------------------------------------------------------------------------------------------------------------------------------------
 Minerals Group                 (152,337,087) (53,317,980)  (83,377,264) (136,695,244)   8,715,029   1.522%  (230,332) (136,925,577)
------------------------------------------------------------------------------------------------------------------------------------
 Chemetron Railway    Rail  CHM     2,533,357      886,675                    886,675      886,675   0.155%   (23,434)       863,241
 FMI Industries       Rail  FMI     1,573,557      550,745                    550,745      550,745   0.096%   (14,556)       536,189
 Progress Metal
   Reclamation        Rail  PMR     1,707,217      597,526                    597,526      597,526   0.104%   (15,792)       581,734
Progress Rail
   Services           Rail  PRS   (3,090,248)  (1,081,587)                (1,081,587)            0   0.000%          0   (1,081,587)
 Progress Vanguard
   Corp.              Rail  PVC     1,020,099      357,035                    357,035      357,035   0.062%    (9,436)       347,598
 Railcar Ltd.         Rail  RCL  (27,105,551)  (9,486,943)                (9,486,943)            0   0.000%          0   (9,486,943)
 Southern Machine
   and Tool           Rail  SMT       129,943       45,480                     45,480       45,480   0.008%    (1,202)        44,278
 United Industries    Rail  UIC       687,383      240,584                    240,584      240,584   0.042%    (6,358)       234,226
 Progress Rail
   Holding            Rail        (4,175,792)  (1,461,527)                (1,461,527)            0   0.000%          0   (1,461,527)
------------------------------------------------------------------------------------------------------------------------------------
 Rail & Track Group              (26,720,035)  (9,352,012)                (9,352,012)    2,678,045   0.468%   (70,779)   (9,422,791)
------------------------------------------------------------------------------------------------------------------------------------
 Total Consolidated               982,973,757  344,040,815 (138,557,692)  205,483,123  572,681,944 100.000%          0   205,483,123
------------------------------------------------------------------------------------------------------------------------------------




                                   Very truly yours,
                                   PROGRESS ENERGY, INC.



                                   By:
                                       -----------------------------------------
                                       Thomas R. Sullivan
                                       Treasurer